SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

A. Full title of the Plan:

Aetna 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156
EIN: 23-2229683

REQUIRED INFORMATION:

The following documents for the plan are set forth on page 2 and in Exhibit I:

Consent of Independent Registered Public Accounting Firm
Exhibit I: Index, Financial Statements and Independent Auditors' Report as of December 31, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AETNA 401(k) PLAN

By: [signature]
James B. Foote
Vice President, Compensation, Benefits, and
Human Resources Economics
Aetna Inc.

Dated: June 25, 2009

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Consent of Independent Registered Public Accounting Firm

Board of Directors
Aetna Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-124619) on Form S-8 of Aetna 401(k) Plan of our report dated June 25, 2009 with respect to the Statements of Net Assets Available for Benefits of Aetna 401(k) Plan as of December 31, 2008 and 2007, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008, and the supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008, which report appears in the December 31, 2008 Annual Report on Form 11-K of Aetna 401(k) Plan.

KPMG LLP

Hartford, Connecticut
June 25, 2009

KPMG

AETNA 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2008 AND 2007

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

AETNA 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS

Note: The following schedules are required by Section 103 of the Employee Retirement Income Security Act of 1974 ("ERISA"), but have not been included as they are not applicable:

- Schedule of Investment Assets (Both Acquired and Disposed of Within the Plan Year)
- Schedule of Reportable Transactions
- Nonexempt Transactions
- Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
- Schedule of Leases in Default or Classified as Uncollectible.

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Aetna Inc. 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 25, 2009

AETNA 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:		
Investments		
Investments at fair value (Notes 3 and 4)	$ 2,523,987,880	$ 3,060,308,083
Aetna common stock at fair value (Note 3)	312,148,758	647,458,461
Participant loans at fair value (Note 3)	66,367,499	62,297,975
Total investments	2,902,504,137	3,770,064,519
Receivables		
Employer contributions (Note 8)	2,714,509	2,329,453
Employee contributions (Note 9)	1,948,877	618,556
Investment income	253,909	115,600
Other receivables (Note 10)	12,895	12,931
Total receivables	4,930,190	3,076,540
Total assets	2,907,434,327	3,773,141,059
Liabilities:		
Accrued expenses	860,402	1,238,416
Unsettled trades and other liabilities	62,206	458,442
Total liabilities	922,608	1,696,858
Net assets reflecting all investments at fair value	2,906,511,719	3,771,444,201
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 4)	66,368,154	(11,966,056)
Net assets available for benefits	$ 2,972,879,873	$ 3,759,478,145

See accompanying notes to financial statements.

AETNA 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2008

Additions to net assets	
Investment income	
Interest	$ 75,295,006
Dividends	437,442
Total investment income	75,732,448
Contributions	
Participant	160,180,431
Employer	46,909,674
Total contributions	207,090,105
Total additions to net assets	282,822,553
Deductions from net assets	
Investment loss	
Net depreciation in fair value of investments (Notes 3 and 4)	
Common/collective trusts	546,360,052
Aetna common stock	322,627,365
Other	7,399,050
Total investment loss	876,386,467
Benefits paid to participants	209,731,041
Administrative expenses	5,206,200
Total deductions to net assets	1,091,323,708
Decrease in net assets available for benefits	(808,501,155)
Transfers from other plans (Note 11)	21,902,883
Net decrease in net assets available for benefits	(786,598,272)
Net assets available for benefits	
Beginning of year	3,759,478,145
End of year	$ 2,972,879,873

See accompanying notes to financial statements.

AETNA 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

1. Description of Plan

The following description of the Aetna 401(k) Plan ("the Plan" or "401(k)") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. General

The Plan, a defined contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is a voluntary savings plan that provides retirement income to eligible employees. Effective January 1, 2002, employees of Aetna Inc. ("the Company"), are immediately eligible for Plan participation upon the employee's employment commencement date.

b. Administration

The Plan has multiple investment options for eligible employees. On July 1, 2008 the Plan's recordkeeper, CitiStreet LLC ("CitiStreet") was acquired by ING Groep N.V. ("ING"). Following the acquisition by ING, the CitiStreet name was changed to ING Institutional Plan Services, LLC ("ING IPS"). The Plan trustee is State Street Bank ("State Street").

c. Contributions

Effective January 1, 2008, the Plan added a Roth 401(k) feature, allowing participants to contribute dollars to a Roth account on an after-tax basis.

Participant Contributions

Non-highly compensated employees may elect to contribute 1% to 40% of their eligible pay on a pre-tax basis and/or on an after–tax basis as a Roth 401(k) contribution. Participants may also contribute 1% to 5% of their eligible pay on an after-tax basis as a traditional (non Roth account) after-tax contribution.

Highly compensated employees[1] may elect to contribute 1% to 20% of their eligible pay on a pre-tax basis and/or on an after-tax basis as a Roth 401(k) contribution, but are not allowed to make traditional after-tax contributions.

Eligible participants may contribute both, pretax and Roth 401(k) contributions up to a maximum of $15,500 for tax years 2008 and 2007 in accordance with the Internal Revenue Code (IRC) qualified retirement plan limits.

---

[1] Employees whose prior year eligible compensation exceeded $105,000 for Plan year 2008 and $100,000 for Plan year 2007.

Employees age 50 and older are allowed to make an additional pretax contribution or Roth 401(k) contribution, or both, to the Plan over and above the IRS plan limits. The maximum amount allowed for catch-up contributions was $5,000 for the tax years ended 2008 and 2007, respectively.

Lastly, participants may contribute amounts representing eligible rollover distributions from other qualified plans or individual retirement accounts (IRAs). These rollover amounts are considered to be participant contributions.

Employer Contributions

After completion of one year of service, the Company provides a match of up to 50% of the first 6% of combined pre-tax and Roth 401(k) participant contributions (for a maximum matching contribution of 3% of eligible pay).

If certain subsidiaries meet specific performance targets established each year, eligible employees may receive an annual line of business incentive contribution to their 401(k) accounts. The contribution may range from 0 to 5 percent of eligible pay. Effective January 1, 2008 the line of business incentive was discontinued.

Participant pre-tax contributions and employer contributions, and earnings thereon, are not taxed until withdrawal. The maximum dollar amount of contributions may vary from year to year, based on the IRC limitations. Contributions are funded biweekly.

d. Participant Investment Elections

Participants may direct their investment contributions and employer contributions among nineteen investment options offered by the Plan. Effective June 1, 2007, the Plan adopted nine target retirement funds to replace three investment funds. In addition, effective June 1, 2008 the Plan adopted the Target Retirement 2050 Fund. The nineteen investment options currently offered include six investment funds, ten target retirement funds, Stable Value Option (SVO), Aetna Common Stock Fund, and a self-managed account. Participants are allowed to change their investment options subject to certain restrictions. For example, certain investment funds are subject to a 30-day transfer restriction, meaning that when a participant transfers assets out of one of these funds, the participant cannot transfer assets back into the same fund for a period of 30 days. In addition, participant elections to invest in the Aetna Common Stock Fund are limited to no more than 20 percent.

e. Participant Accounts

On a biweekly basis, each contributing participant's account is credited with the participant's contribution and the Company match. Earnings on investments are allocated based on account balances and are credited daily. Investment fund earnings are net of expenses.

f. Vesting

Participants are vested in their deferral contributions plus actual earnings thereon. Effective January 1, 2002, participants are vested in the Company's matching contributions (plus earnings) after one year of service. Because participants are not eligible for a matching contribution until completion of one year of service, the effect is that such contributions are immediately vested when made.

g. Participant Loans

Participants may borrow from their Plan account the lesser of $50,000 or 50% of the current value of their vested account balances. Loans bear interest at prime plus 1% at the time granted. A $50 per loan origination fee is charged to participants upon withdrawal. The amounts held for loans receivable are stated at fair value.

h. Payment of Benefits

On termination of service, a participant with a vested account greater than $5,000 may elect to receive a lump-sum amount equal to the value of the participant's account, or various installment payout options, or may defer payment to a later date. Participants with a vested interest less than $5,000 may elect to take a lump sum distribution or roll over their account balance to another qualified plan or IRA. Participants who do not make an election with balances ranging from $1,000 to $5,000, will automatically have their balances rolled over to a traditional IRA.

i. Participant Forfeitures

Forfeitures that occur may vary from year to year depending upon various Plan activities such as forfeited accounts transferred to the Plan from acquired companies, and vesting rules regarding former performance-based match programs. If a participant terminates employment without being fully vested, any unvested Company contributions (and earnings thereon) will be forfeited in accordance with the Plan's terms. For the years ended December 31, 2008 and 2007, forfeited nonvested accounts totaled approximately $2,409,024 and $3,160,597, respectively. These forfeitures will be used to reduce future employer contributions or to offset plan expenses. In 2008 and 2007, forfeited nonvested accounts offset employer contributions by $1,000,000 and $0, respectively. Forfeitures are invested in the SVO fund (Note 4).

2. Summary of Accounting Policies

a. Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

(Continued)

b. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to financial statements. Accordingly, actual results may differ from reported results using those estimates.

c. Investment Valuation and Income Recognition

The Plan's investments are stated at fair value on the Statement of Net Assets Available for Benefits with an adjustment from fair value to contract value for fully benefit-responsive investment contracts. Changes in the carrying value for fully benefit-responsive investment contracts and changes in fair value for all other investments are included in net depreciation of fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

d. Plan Expenses

Investment management and advisory fees are deducted from fund earnings. Administrative expenses relating to plan administration, trustee, accounting and legal fees are charged based on a percentage of Plan's assets and allocated to each of the investment options.

e. Payment of Benefits

Benefits are recorded when paid. Benefit amounts due to participants are not reflected as liabilities but as a component of net assets available for benefits.

f. New Accounting Standard

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 does not require new fair value measurements. Refer to Note 3 for additional information.

(Continued)

3. Investments

The following presents investments, at fair value, that represent five percent or more of the Plan's net assets:

	December 31, 2008	December 31, 2007
Stable Value Option (Note 4)	$ 1,498,086,907	$ 1,490,938,935
SSgA S&P 500 Flagship Fund Series A	427,943,145	698,751,664
Aetna Common Stock	312,148,758	647,458,461
SSgA Daily EAFE Index Securities Lending Fund Series T	155,168,981	289,724,386

Fair Value Measurements

Effective January 1, 2008, the Plan adopted FAS 157 for its financial assets measured at fair value. FAS 157 defines fair value, expands disclosure requirements and specifies a hierarchy of valuation techniques. The following are the levels of the hierarchy and a brief description of the type of valuation information ("inputs") that qualifies a financial asset for each level:

- **Level 1** – Unadjusted quoted prices for identical assets in active markets.
- **Level 2** – Inputs other than Level 1 that are based on observable market data. These include: quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.) and inputs that are derived from or corroborated by observable markets.
- **Level 3** – Developed from unobservable data, reflecting management's own assumptions.

When quoted prices in active markets for identical assets are available, management uses these quoted market prices to determine the fair value of financial assets and classifies these assets as Level 1. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, management estimates fair values using valuation methodologies based on available and observable market information. These financial assets would then be classified as Level 2. If quoted market prices are not available, management determines fair value using an analysis of each investment's financial performance. In these instances, financial assets will be classified based upon the lowest level of input that is significant to the valuation.

The following is a description of the valuation methodologies used for the Plan's financial assets measured at fair value:

Common/Collective Trusts – Common/collective trusts invest in other collective investment funds otherwise known as the underlying funds. The Plan's interest in the common/collective trust funds are based on the fair values of the underlying investments of the underlying funds. The underlying assets consist of U.S. Treasury, agency, corporate, mortgage-backed, commercial mortgage-backed and asset-backed securities, U.S. and international stocks, bonds and cash and cash equivalents. Investments in collective trust funds are valued at their respective net asset value per share/unit on the valuation date.

Guaranteed Insurance Contracts – Investments in insurance contracts are valued based on the fair value of the underlying assets plus the total wrap rebid value. Refer to Note 4 for additional information related to the insurance contracts.

Money Market Funds – Investments in money market funds are stated at fair value, which approximates amortized cost because the underlying investments are comprised of short-term, highly liquid investments.

Employer Common Stock and Participant Self-Directed Accounts – Units in the Aetna Common Stock Fund are presented at fair value plus value of cash. Quoted market prices are used to value investments in Aetna common stock and investments in the participant self-directed accounts.

Participant Loans – Participant loans are stated at fair value, which approximates their outstanding balance.

The Plan's financial assets with changes in fair value that are measured on a recurring basis at December 31, 2008 were as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Common/collective trusts	$ —	$ 1,007,979,622	$ —	$ 1,007,979,622
Insurance contracts	—	1,476,769,223	—	1,476,769,223
Money market funds	—	28,451,713	—	28,451,713
Employer common stock	312,148,758	—	—	312,148,758
Participant self directed accounts	10,787,322	—	—	10,787,322
Participant loans	—	—	66,367,499	66,367,499
Total	$ 322,936,080	$ 2,513,200,558	$ 66,367,499	$ 2,902,504,137

The changes in the balances of Level 3 financial assets for the year ended December 31, 2008 were as follows:

	Participant loans
Beginning Balance	$ 62,297,975
Net issuances, payments, and maturities	4,069,524
Ending Balance	$ 66,367,499

(Continued)

4. Stable Value Option (SVO)

The Plan's SVO holds investments in fully benefit-responsive investment contracts. The SVO is comprised of eight synthetic guaranteed investment contracts ("Synthetic GICs") that provide stable value guarantees and a cash and cash equivalent account, which collectively are managed by Invesco Institutional, Inc. ("INVESCO"). The Synthetic GICs are supported by investment portfolios holding a diversified mix of high quality, publicly traded, fixed income securities. As of December 31, 2008 and 2007, the investment sub-advisors responsible for managing these investments with INVESCO, were Blackrock Financial Management, Inc., ING Investment Management, Jennison Associates, PIMCO and Western Asset Management Company.

The interest rates generated by these Synthetic GICs and the cash and cash equivalent account are blended together to determine the six-month SVO rate credited to participant accounts. The SVO credited a rate of interest of 4.70% for the period January 1, 2008 through June 30, 2008 and 4.40% for the period July 1, 2008 through December 31, 2008. The average yield of the SVO based on actual earnings was approximately 6.47% and 5.33% for the year ended December 31, 2008 and 2007, respectively. The average yield of the SVO based on interest rate credited to participants was approximately 4.79% and 5.08% at December 31, 2008 and 2007, respectively.

The SVO is presented at fair value on the Statement of Net Assets Available for Benefits (with an adjustment from fair value to contract value) and on Schedule I. The fair value of the Synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The fair value of the cash and cash equivalent account equals the contract value.

The SVO contract value represents the participant's principal balance plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the investment advisors. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the investment advisors to terminate the agreement prior to the scheduled maturity date.

The following tables present the fair value, adjustment to contract value and issuer rating for all Synthetic GICs held at December 31, 2008 and 2007:

December 31, 2008:

Contract Issuer and Contract Number	Issuer rating	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value
ING Life & Annuity Contract 60103	AA/Aa3	$ 95,140,118	$ 138,058	$ 3,865,381
ING Life & Annuity Contract 60104	AA/Aa3	9,307,937	13,476	536,807
ING Life & Annuity Contract 60106	AA/Aa3	223,156,781	168,831	23,679,866
ING Life & Annuity Contract 60269	AA/Aa3	200,444,488	164,268	6,070,032
Monumental Life Insurance Contract MDA-00728TR-T	AA/Aa3	284,331,909	406,990	7,871,305
Rabobank Nederland Contract AET120501-T	AAA/Aaa	229,736,941	375,110	6,673,617
JP Morgan Chase AAETNA-ICG	AA-/Aaa	216,682,992	—	8,844,739
Pacific Life Insurance G-27330.01.001	AA/Aa3	216,701,324	—	8,826,407
SSB Yield Enhanced STIF	NR/NR	21,317,684	—	—
Total		$ 1,496,820,174	$ 1,266,733	$ 66,368,154

December 31, 2007:

Contract Issuer and Contract Number	Issuer rating	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value
ING Life & Annuity Contract 60103	AA/Aa3	$ 525,739,507	$ —	$ (6,171,522)
ING Life & Annuity Contract 60104	AA/Aa3	9,583,027	—	(66,291)
ING Life & Annuity Contract 60106	AA/Aa3	235,502,110	—	1,409,742
Monumental Life Insurance Contract MDA-00728TR-T	AA/Aa3	281,828,539	—	(2,899,628)
Rabobank Nederland Contract AET120501-T	AA/Aa3	227,644,555	—	(2,299,200)
IXIS Financial Contract WR-1939-01-T	AAA/Aaa	198,773,017	—	(1,939,157)
SSB Yield Enhanced STIF	NR/NR	11,868,180	—	—
Total		$ 1,490,938,935	$ —	$ (11,966,056)

5. Plan Termination

Although it has expressed no intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Company shall make no further contributions. The Plan's trust shall be continued, however, as long as the trustee deems it to be necessary for the effective discharge of any remaining duties of the Plan. Participants will receive their account value (at fair market value) after allocation of interest, dividends, gains, losses and expenses.

6. Tax Status

The Internal Revenue Service has informed the Plan administrator in correspondence in the form of a favorable determination letter dated March 27, 2003, that as of that date the Plan was qualified and the trust established under the Plan was tax-exempt, under the applicable sections of the Internal Revenue Code (the "Code"). The Plan administrator believes that the Plan continues to be qualified under the Code.

7. Related-Party Transactions

Certain Plan investments are managed by State Street Global Advisors (SSgA), a division of State Street Bank and Trust Company. State Street Bank is the Plan Trustee as defined by the Plan and, therefore, these investments constitute party-in-interest transactions.

The Plan invests in the Aetna Common Stock Fund, which consists primarily of the Plan Sponsor's own stock, and therefore, the Plan's investments in the Aetna Common Stock Fund constitute party-in-interest transactions.

The Plan's SVO includes four ING Life & Annuity Company insurance contracts. ING IPS is the Plan recordkeeper. Both entities are owned by ING and, therefore, these transactions constitute party-in-interest transactions.

Fees paid during the Plan year for legal, accounting, actuary and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

8. Employer Contribution Receivable

At December 31, 2008 and 2007, respectively, a contribution receivable of $2,216,657 and $1,694,764 was recorded to accrue for year-end employer matching contributions for certain employees whose pretax deferrals had not been made proportionately over the course of the year.

Accrued employer matching contributions for the days remaining after the last pay cycle of the year totaled $497,852 and $145,216 for December 31, 2008 and 2007, respectively.

Line of business incentive contributions were granted for certain eligible employees and accrued in the amount of $0 and $489,473 for the years ended December 31, 2008 and 2007.

9. Employee Contribution Receivable

Accrued participant contributions for the days remaining after the last pay cycle of the year totaled $1,948,877 and $618,556 for December 31, 2008 and 2007, respectively.

10. Other Receivable

At December 31, 2008 and 2007, respectively, other receivables of $12,895 and $12,931 were recorded to accrue for year-end fund transactions that were settled in the following year.

(Continued)

11. Mergers

The Company acquired Schaller Anderson on July 31, 2007. As a result, on August 20, 2008, Schaller Anderson Entities 401(k)/Profit Sharing Plan was merged into the Aetna 401(k) Plan, transferring all of its assets, totaling approximately $21,896,246.

The Company acquired Goodhealth Worldwide on October 1, 2007. As a result, on June 12, 2008, the portion of the ADP TotalSource Retirement Savings Plan attributable to Goodhealth Worldwide accounts was merged into the Aetna 401(k) Plan, transferring all of its assets, totaling approximately $6,637.

12. Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500, Schedule H:

	2008	2007
Net assets available for benefits per the financial statements	$ 2,972,879,873	$ 3,759,478,145
Amounts allocated to withdrawing participants	(1,597,146)	(6,926,626)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(66,368,154)	11,966,056
Net assets available for benefits per Form 5500	$ 2,904,914,573	$ 3,764,517,575
Decrease in net assets per the financial statements	(808,501,155)	
Net change in amounts allocated to withdrawing participants	5,329,480	
Net change on adjustment from contract value to fair value for fully benefit-responsive investment contracts	(78,334,210)	
Net income per Form 5500	$ (881,505,885)	
Benefits paid to participants per the financial statements	209,731,041	
Amounts allocated to withdrawing participants	(5,329,480)	
Benefits paid to participants per Form 5500	$ 204,401,561	

Amounts allocated to withdrawing participants are recorded as a liability on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. Also, for 2008, investments are recorded at fair value on the Form 5500 and at fair value (with an adjustment from fair value to contract value) on the accompanying financial statements.

(Continued)

13. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

AETNA 401(k) PLAN

Schedule I – Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Name of investment	(c) Description of investment	(d) Shares/units held	(e) Share/unit price	(d) x (e) Current value
*	SSB SHORT TERM INVESTMENT FUND	Money Market Fund	7,133,880.720	1.000	$ 7,133,881
*	SSB Yield Enhanced STIF	Money Market Fund	21,317,684.090	1.000	21,317,684
*	SSgA Daily EAFE Index SL Series Fund – Class T	Common/Collective Trust	11,559,071.899	13.424	155,168,981
*	SSgA Passive Bond Market Index SL Series Fund – Class A	Common/Collective Trust	2,857,047.902	19.454	55,581,010
*	SSgA REIT Index Series Fund – Class A	Common/Collective Trust	1,677,684.538	16.487	27,659,985
*	SSgA Russell 2000 Index SL Series Fund – Class A	Common/Collective Trust	5,177,711.023	16.803	87,001,078
*	SSgA S&P 500 Flagship SL Series Fund – Class A	Common/Collective Trust	2,391,598.926	178.936	427,943,145
*	SSgA S&P MidCap Index NL Series Fund – Class A	Common/Collective Trust	4,532,521.325	19.444	88,130,345
*	SSgA Target Retirement Income SL Series Fund – Class A	Common/Collective Trust	631,637.219	10.384	6,558,921
*	SSgA Target Retirement 2010 SL Series Fund – Class A	Common/Collective Trust	1,040,057.537	10.275	10,686,591
*	SSgA Target Retirement 2015 SL Series Fund – Class A	Common/Collective Trust	2,640,421.213	8.976	23,700,421
*	SSgA Target Retirement 2020 SL Series Fund – Class A	Common/Collective Trust	3,146,700.844	9.712	30,560,759
*	SSgA Target Retirement 2025 SL Series Fund – Class A	Common/Collective Trust	2,855,097.955	8.478	24,205,520
*	SSgA Target Retirement 2030 SL Series Fund – Class A	Common/Collective Trust	3,002,795.041	9.253	27,784,863
*	SSgA Target Retirement 2035 SL Series Fund – Class A	Common/Collective Trust	2,646,015.341	7.908	20,924,689
*	SSgA Target Retirement 2040 SL Series Fund – Class A	Common/Collective Trust	1,339,480.708	9.103	12,193,293
*	SSgA Target Retirement 2045 SL Series Fund – Class A	Common/Collective Trust	1,178,151.995	8.011	9,438,176
*	SSgA Target Retirement 2050 SL Series Fund – Class A	Common/Collective Trust	67,830.036	6.514	441,845
	JP Morgan Chase AAETNA-ICG	Insurance Contract	N/A	N/A	216,682,992
	Monumental Life Insurance Contract MDA-00728TR-T	Insurance Contract	N/A	N/A	284,738,899
	Pacific Life Insurance G-27330.01.001	Insurance Contract	N/A	N/A	216,701,324
	Rabobank Nederland Contract AET120501-T	Insurance Contract	N/A	N/A	230,112,051
*	ING Life & Annuity Contract 60103	Insurance Contract	N/A	N/A	95,278,176
*	ING Life & Annuity Contract 60104	Insurance Contract	N/A	N/A	9,321,413
*	ING Life & Annuity Contract 60106	Insurance Contract	N/A	N/A	223,325,612
*	ING Life & Annuity Contract 60269	Insurance Contract	N/A	N/A	200,608,756
*	Aetna Inc.	Employer Common Stock	10,952,588.000	28.500	312,148,758
	Participant Self-Directed Accounts	Brokerage Accounts	Various	Various	10,787,322
	Non-Interest Bearing Cash	Non-Interest Bearing Cash	148.000	1.000	148
*	Participant Loan Fund	Participant loans; various maturities Interest rates: 5:00% – 11.50%	N/A	N/A	66,367,499
			Total assets held		$ 2,902,504,137

* Party in interest